EXHIBIT 99.1

Tongxin International, Ltd.

Tongxin International Provides Preliminary Summary of Expected Financial Results for the Year Ended December 31, 2010

CHANGSHA, China, July ___, 2011 – Tongxin International Ltd., (Pink Sheets: TXIC), a China-based manufacturer of engineered vehicle body structures (“EVBS”) and stamped parts for the commercial automotive industry, today provided a preliminary summary of its expected financial results for the year ended December 31, 2010.

Preliminary Financial Results:

Tongxin International Ltd. (the “Company”) expects total revenues for the year ended December 31, 2010 to be $106.5 million, a 12.1% decrease from the $121.1 million of total revenues for the year ended December 31, 2009.  Such decrease in total revenues reflects the reduction of original equipment manufacturer production of mini and light commercial vehicles and the increase in production of heavy duty commercial vehicles.

For the year ended, December 31, 2010, the Company expects cost of goods sold to be $99.8 million and selling, general and administrative expenses to be $14.0 million.  As result, the Company expects to have an operating loss of $7.3 million for the year ended December 31, 2010 as compared to operating income of $5.5 million for the year ended December 31, 2009.

The Company expects total stockholders’ equity for the year ended December 31, 2010 to be approximately $92.1 million compared to $83.8 million for the year ended December 31, 2009.

Liquidity:

At December 31, 2010, cash, cash equivalents, and restricted cash (security deposit) totaled approximately $10.8 million.  Total current assets at December 31, 2010 totaled approximately $64.2 million compared to $67.5 million at December 31, 2009.  Total current liabilities totaled approximately $71.4 million at December 31, 2010 compared to $79.7 million at December 31, 2009.

The Company is evaluating its goodwill for impairment in accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. 142, “Goodwill and Intangible Assets”. The determination as to whether a write-down of goodwill is necessary involves significant judgment based on the short-term and long-term projections of the future performance of the reporting unit to which the goodwill is attributed. To the extent that the Company incurs such an impairment charge, it will be non-cash in nature. The Company expects to complete the impairment evaluation of its goodwill and intangible assets by September 30, 2011.

The Company cautions that all of these financial results are preliminary and subject to change, possibly materially, following the completion and analysis of its financial statements for 2010. Consequently, actual results may differ significantly from the above estimates.  The Company also reiterates that the above preliminary and unaudited financial information does not represent all of the information that would normally be included in an Annual Report on Form 20-F with respect to the Company’s financial results for the year ended December 31, 2010.

Annual Report:

On June 30, 2011, Tongxin International Ltd. filed a Form 12b-25 with the Securities and Exchange Commission indicating that it would not be able to complete the preparation, review and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 by the filing deadline of June 30, 2011. The Company and its auditor are in the process of completing the audit of the Company’s financial statements for its fiscal year ended December 31, 2009.  In addition, and with respect to the audit of Company’s financial statements for its fiscal year ended December 31, 2010, the Company is in the process of preparing and completing certain documents and financial and other information necessary to permit the completion of the required audit of the Company’s financial statements for its fiscal year ended December 31, 2010.  The Company is in the process of gathering such documents and in preparing and reviewing the financial and other information required to be included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2010.  The Company expects to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2010 and its Annual Report on Form 20-F for its fiscal year ended December 31, 2009 as soon as reasonably possible.

Forward-Looking Statements

This press release contains statements regarding the preparation and filing of statements or reports, including financial statements, the Company’s expectations concerning its operating results and financial conditions, as well as other expectations, plans, goals, objectives, assumptions or information about future events, any and all of which may constitute forward-looking statements or information under applicable securities laws. Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

All forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties include those described in Tongxin International Ltd.’s reports to the SEC, and, among others, the cost and timing of implementing restructuring actions, the Company’s ability to generate cost savings or manufacturing efficiencies to offset or exceed contractually or competitively required price reductions or price reductions to obtain new business, conditions in the automotive industry, certain global and regional economic conditions, the continuing ability of the Company to prepare and timely file statements or reports with the SEC, and the effect of any goodwill impairment analyses that the Company may perform in the future. If one or more of these risks or uncertainties materialize (or the consequences of such a development changes), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected.
The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Investor Relations Contact:
Stanley Wunderlich
Consulting For Strategic Growth 1, Ltd.
Tel: 1-800-625-2236 ext. 7770
Email: info@cfsg1.com
Website: www.cfsg1.com

TONGXIN INTERNATIONAL, LTD
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(US$ amounts expressed in thousands, except for share data and earnings per share)

	Successor Company			Predecessor Company
			For the Eight-Month	For the Four-Month
	Year Ended	Year Ended	Period from	Period from
	December 31,	December 31,	May 1, 2008 to	January 1, 2008	Year Ended
	2010	2009	December 31, 2008	to April 230, 2008	December 31, 2007
Revenues	$106,461	$121,071	$55,770	$42,588	$89,873
Cost of goods sold	99,821	105,421	47,207	36,310	69,865
Gross profit	6,640	15,650	8,563	6,278	20,008

Selling, general and administrative expenses	13,974	10,192	5,248	1,793	5,372
Operating income (loss)	(7,334)	5,458	3,315	4,485	14,636
Other income (expenses):

Gain on extinguishment of liability				4,034
Government subsidy income	318	1,173	469	212
(Loss) gain on warrants	11,522	(20,806)	13,535
Equity earnings from equity investee					19
Other	498	15	(90)	71
Interest expense	(2,230)	(1,753)	(1,095)	(1,607)	(1,723)

Total other income (expenses)	10,108	(21,372)	12,819	2,710	(1,704)
Income (Loss) before income taxes	2,774	(15,914)	16,134	7,195	12,932
Income taxes expense	424	842	627	2,216	3,853
Net (loss) income	$2,350	$(16,756)	$15,507	$4,979	$9,079
Other comprehensive income – foreign
translation adjustment	4,381	364	426	721	940
Comprehensive (loss) income	$6,731	$(16,392)	$15,933	$5,700	$10,019
Earnings (loss) per common share-basic	$0.48	$(1.38)	$1.37	$0.07	$0.13
Earnings (loss) per common share-diluted	$0.40	$1.03)	$1.37	$0.07	$0.13

Weighted average shares outstanding - basic	14,114,297	11,846,273	11,294,633	72,521,705	72,521,705

Weighted average shares outstanding - diluted	16,644,304	15,985,822	11,294,633	72,521,705	72,521,705

TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
(US$ amounts express in thousands, except for share data and par value)

		December 31
	2010	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$9,935	$16,493	$11,313
Restricted cash - security deposit	827	4,692	5,836
Notes receivable	6,954	5,769	2,939
Accounts receivable-trade, net of allowance for doubtful accounts of $2,534 and $2,957, and $3,856 respectively	13,191	10,204	10,214
Other receivable, net of allowance for doubtful accounts of $ ___ and $406, and $407 respectively	2,625	2,076	1,600
Due (to) from related parties, net of valuation allowance of $3,391 in 2009	(1,151)	(1,346)	17,313
Inventories	27,425	25,070	19,096
Prepaid expenses and other	657	421	1,331
Advance to suppliers	1,518	1,960	3,012
Deferred income tax assets	2,245	2,211	2,067
Total current assets	$64,227	$67,549	$74,721

Investments in non-consolidated subsidiaries and affiliates	75	209	208

Property, plant and equipment, net of accumulated depreciation of $7,469 and $5,709, and $1,927, respectively	49,446	46,894	36,918
Land occupancy rights, net	13,699	3,194	9,633
Goodwill	37,634	36,880	36,696
Total assets	$165,081	$164,727	$158,176

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$23,874	$14,328	$15,201
Notes payable	1,654	4,692	5,836
Accrued expenses and other liabilities	3,181	6,867	7,393
Income taxes payable	17,615	17,257	17,418
Short-term loans payable	24,994	24,876	16,669
Short-term loans from shareholders			8,591
Warrant liability	127	11,649	452
Total current liabilities	$71,445	$79,669	$71,560
Long-term liabilities:
Long-term loans payable	163		4,523
Deferred income tax liability	1,311	1,283	2,243
Other			25
Total liabilities	$72,919	$80,952	$78,351

Commitments and contingencies

Shareholders’ equity:
Preferred stock - $0,001 par value, authorized 1,000,000 shares; none issued
Common stock - $0,001 par value, authorized 39,00,000 shares; 15,827,079 and 15,044,875 and 12,889,758 shares issued, and 14,237,657 and 13,455,453, and 11,300,336 shares outstanding in 2010 and 2009 and 2008, respectively	$15	$15	$13
Additional paid-in-capital	99,093	97,420	77,081
Treasury stock, at cost – 1,589,422 common shares	(7,682)	(7,682)	(7,682)
Accumulated other comprehensive income	5,172	790	426
Retained earnings (deficit)	(4,490)	(6,769)	9,987
Minority interests	55
Total shareholders’ equity	$92,163	$83,774	$79,825
Total liabilities and shareholders’ equity	$165,081	$164,727	$158,176